Exhibit 12.1
PolyOne Corporation
Ratio of Earnings to Fixed Charges
(Dollars in millions)

			Adjusted			Six Months Ended
		Year Ended December 31,				June 30,
						Adjusted
	2005	2006	2007 (1)	2008 (2)	2009	2009 (3)	2010
Earnings:
Income (loss)before income taxes and discontinued operations	$79.5	$106.6	$(22.5)	$(175.7)	$36.2	$(22.1)	$75.0
(Income) loss from equity affiliates and minority interest	(79.9)	(112.0)	(27.7)	(31.2)	(35.2)	(23.4)	(9.3)

	(0.4)	(5.4)	(50.2)	(206.9)	1.0	(45.5)	65.7

Share of distributed earnings in equity affiliates	67.4	97.7	37.6	32.9	36.5	14.2	1.5
Add, fixed charges	76.0	78.8	71.7	48.7	46.5	22.1	19.6
Add, amortization of capitalized interest	0.2	0.2	0.2	0.2	0.2	—	—
Subtract, interest capitalized	—	—	(0.1)	—	—	—	—

Net earnings (loss)	$143.2	$171.3	$59.2	$(125.1)	$84.2	$(9.2)	$86.8

Fixed Charges:
Interest expense	$68.1	$66.5	$51.4	$40.6	$37.5	$17.6	$15.7
Capitalized interest	—	—	0.1	—	—	—	—
Premium on indebtedness	—	4.4	12.8	—	—	—	—
Interest portion of rentals	2.2	2.6	2.6	3.7	5.0	2.5	2.1
Interest expense relating to guaranteed debt of equity affiliates	5.7	5.3	4.8	4.4	4.0	2.0	1.8

Fixed charges	$76.0	$78.8	$71.7	$48.7	$46.5	$22.1	$19.6

Ratio of earnings to fixed charges	1.9x	2.2x	—	—	1.8x	—	4.4x

(1)	Earnings for 2007 were insufficient to cover fixed charges by $12.5 million. Accordingly, such ratio is not presented.

(2)	Earnings for 2008 were insufficient to cover fixed charges by $173.8 million. Accordingly, such ratio is not presented.

(3)	Earnings for the six months ended June 30, 2009 were insufficient to cover fixed charges by $31.3 million. Accordingly, such ratio is not presented.